Filed pursuant to Rule 433

No. 333-208062

February 10, 2016

Franco-Nevada to Acquire a Precious Metals Stream from Glencore for US$500 million

TORONTO, February 10, 2016 — Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX: FNV; NYSE: FNV) is pleased to announce that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”) has agreed to acquire a precious metals stream with reference to production from the Antapaccay mine for US$500 million (“Glencore Stream”). The Antapaccay mine is located in Southern Peru and is wholly-owned and operated by Glencore plc and its subsidiaries (“Glencore”).

“Franco-Nevada is pleased to partner with Glencore,” said David Harquail, President and CEO of Franco-Nevada. “Following our recent Antamina and Candelaria investments, this is yet another step in strengthening and diversifying Franco-Nevada’s portfolio with some of the best mining projects in the world.  This investment is expected to be immediately accretive and provide our shareholders with gold price optionality over multiple cycles and potential further exploration and expansion upside.”

Transaction Highlights

•                  Another cornerstone investment:  The Glencore Stream is referenced to production from the Antapaccay open pit mine which has been expanding throughput rates and production since late 2012.  It is on the same property as the Tintaya mine that operated for almost 30 years.  Glencore has invested in excess of US$1.5 billion to develop Antapaccay into a low cost operation with production that ranks amongst the top 20 copper mines globally.

•                  Immediately accretive:  Franco-Nevada is expecting 60,000 to 70,000 gold equivalent ounces (“GEOs”)(1) applicable to deliveries from the stream in 2016. Due to the timing of concentrate shipments, Franco-Nevada expects 11 months of deliveries to contribute to revenues in 2016.

•                  Near term growth:  Total throughput from the Antapaccay plant and Tintaya plant is expected to increase to 105,000 tpd by mid-2016. Full year contributions to Franco-Nevada from the Glencore Stream are expected to average 70,000 to 80,000 GEOs(1) per year over the next 5 years. Glencore’s current mine plan (based on Mineral Reserves) projects production to 2030.

•                  Alignment with Glencore:  Under the streaming agreement, precious metal deliveries are initially referenced to copper in concentrate shipped. FNB will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10 million ounces of silver have been delivered. Thereafter, FNB will receive 30% of the gold and silver shipped.

•                  Exploration and expansion potential:  The Glencore Stream is referenced to the entire Antapaccay concession covering approximately 997 km(2).  The Coroccohuayco deposit is located within 10 km of the Antapaccay plant and is not included in the current mine plan. Coroccohuayco hosts 256 million tonnes of M&I resource, at approximately twice the copper grade of Antapaccay reserves, and could potentially provide supplementary high grade ore later in the mine life.  In addition, there are a number of large-scale regional targets and prospects on the Antapaccay concessions.

Transaction Terms

•                  FNB will make a one-time US$500 million advance payment upon closing of the transaction which is expected to occur in February.

•                  Gold and silver deliveries to FNB will initially be determined by reference to copper shipments until 630,000 ounces of refined gold and 10 million ounces of refined silver have been delivered.  For each 1,000 tonnes of copper in concentrate shipped, FNB will receive 300 ounces of gold and 4,700 ounces of silver until the previously mentioned thresholds are met.  Thereafter, FNB will receive 30% of the gold and silver shipped.

•                  Deliveries to FNB will be payable monthly based on the prior month’s shipments.  FNB will be entitled to deliveries based on shipments on or after January 1, 2016.  In the first quarter of 2016, FNB expects to receive deliveries of gold and silver under the Glencore Stream relating to January and February.

•                  FNB will initially pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered.  Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

•                  Gold and silver deliveries will be made by Narila Investments Ltd, a Bermudan incorporated wholly-owned subsidiary of Glencore plc. Glencore plc will be a party to the agreement.  The operating company and its immediate holding company will be subject to certain negative covenants governing indebtedness and encumbrances.

Antapaccay

Antapaccay is located within the province of Espinar in Southern Peru — a district with a long mining history. The property hosts the historic Tintaya open pit mine and related infrastructure which began operating in 1984 and produced over 1.6 million tonnes of copper and 500,000 ounces of gold until operations ceased in 2012.

Glencore (Xstrata) invested in excess of US$1.5 billion of initial capital to build and commission the Antapaccay open pit mine and plant, which commenced operations in 2012 at an initial throughput of 70,000 tpd. Through debottlenecking at the Antapaccay plant and restart of the Tintaya plant in 2015 (which incorporated additional throughput of 20,000 tpd), total throughput at the mine has increased to approximately 100,000 tpd. By mid-year 2016, additional flotation capacity is expected to increase Antapaccay plant throughput to 85,000 tpd, taking the total throughput capacity of the operation to approximately 105,000 tpd. The mine produced 202 kt of copper in 2015 and is expected to produce approximately 220 kt in 2016 (at 0.70% copper) ranking it as one of the top 20 largest copper producers in the world.

Based on current projections, the mine life at Antapaccay is estimated to extend until 2030 and would mine 538 million tonnes of sulphide ore at an average copper grade of 0.52%. The current mine plan is solely based on Antapaccay reserves and does not incorporate additional resources from the project. Antapaccay currently contains Mineral Reserves of 547 million tonnes at a copper grade of 0.52%, M&I resources (inclusive of Mineral Reserves) of 686 million tonnes at a copper grade of 0.50% and inferred resources of 165 million tonnes at a copper grade of 0.40%.

The Antapaccay property consists of mining concessions that cover an approximate area of 997 km2. The property also contains the Coroccohuayco brownfield expansion project, a satellite skarn deposit that is located within 10 km of the Antapaccay plant and is part of the Tintaya mineralized district.  At this stage, exploration and drilling at Coroccohuayco has focused on defining resources.  The current M&I resource includes 256 million tonnes grading 1.01% copper, 0.10 g/t gold and 3.1 g/t silver and an inferred resource of 80 million tonnes grading 1.20% copper, 0.10 g/t gold and 4.7 g/t silver.  Beyond the estimated Mineral Reserves and Mineral Resources of Antapaccay and Coroccohuayco, there are a number of regional scale targets and prospects for exploration within the large concession.

Please refer to the “Mineral Reserves and Resources” section of the press release for additional detail.

Financing the Acquisition

To provide the initial upfront cash payment of US$500 million, Franco-Nevada intends to use the net proceeds of a US$550 million equity offering announced concurrently as of today’s date (the “Offering”).  At December 31, 2015 the Company had approximately US$290 million in net debt with US$460 million outstanding under its US$1.0 billion credit facility. On completion of the Offering and after funding the acquisition of the Glencore Stream, the Company expects to have in excess of US$800 million in available capital to complete further investments.

Conference Call Information

Management will host a conference call today, Wednesday, February 10, 2016 at 4:45 p.m. Eastern Time to discuss the transaction.

Interested investors are invited to participate as follows:

•                  Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay: A recording will be available until February 17, 2016 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 49997871

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please contact:

Paul Brink	Stefan Axell
SVP Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com

[1] — Gold Equivalent Ounces (GEOs): GEOs include our gold, silver, platinum, palladium, and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For the GEO contribution from the Glencore Stream, precious metals have been converted to GEOs using commodity prices of US$1,150/oz Au and US$15.00/oz Ag.

Mineral Reserves and Resources

The Mineral Reserves and Mineral Resources for the Antapaccay deposit and the Coroccohuayco deposit as of December 31, 2015 are as follows.

Antapaccay Mineral Resources (inclusive of Mineral Reserves) as at December 31, 2015:

		Grade				Contained Metal
Classification	Quantity (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Moly (%)	Copper (kt)	Gold (koz)	Silver (koz)	Moly (t)
Measured	198	0.60	0.13	1.55	0.005	1,188	828	9,867	9,900
Indicated	488	0.46	0.09	1.33	0.005	2,245	1,412	20,867	24,400
Measured & Indicated	686	0.50	0.10	1.39	0.005	3,430	2,206	30,657	34,300
Inferred	165	0.40	0.10	0.90	0.005	660	530	4,774	8,250

Antapaccay Mineral Reserves as at December 31, 2015:

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Proven	194	0.60	0.13	1.56	1,164	811	9,730
Probable	353	0.48	0.10	1.37	1,694	1,135	15,548
Total	547	0.52	0.11	1.44	2,858	1,946	25,279

Coroccohuayco Mineral Resources as at December 31, 2015:

		Grade			Contained Metal
Classification	Quantity (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper (kt)	Gold (koz)	Silver (koz)
Measured	9	0.71	0.08	2.08	64	23	602
Indicated	247	1.02	0.10	3.18	2,519	794	25,253
Measured & Indicated	256	1.01	0.10	3.14	2,583	817	25,855
Inferred	80	1.20	0.10	4.70	960	257	12,089

Notes:

1.              Antapaccay Statement of Resources & Reserves as at December 31, 2015, as to be included in the Glencore Statement of Resources & Reserves as at December 31, 2015. Mineral Resources and Mineral Reserves are estimated in accordance with the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

2.              Columns and rows may not add up due to rounding.

3.              Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.              Mineral Reserves have been estimated using the following metals prices: US$2.95/lb Cu, US$1,100/oz Au, US$15/oz Ag.

5.              Mineral Resources have been estimated using the following metals prices: US$3.10/lb Cu, US$1,100/oz Au, US$15/oz Ag.

6.              Mineral Resources for the Antapaccay project have been estimated using a 0.15% copper cut-off grade.

7.              Mineral Resources for the Coroccohuayco project have been estimated using a 0.30% copper cut-off grade.

The technical and scientific information contained in this press release relating to the Antapaccay project is based on the information disclosed in the document entitled “Antapaccay Mining and Technical Information” and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. (“CMA”), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CMA’s website at www.glencoreperu.pe.

The technical and scientific information contained in this press release relating to the Antapaccay project was reviewed and approved by Heller Bernabe, an employee of CMA and a “Qualified Person” as defined in NI 43-101.

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the acquisition of the Glencore Stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks relating to the Glencore Stream and its completion; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or

Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com; from CIBC at useprospectus@us.cibc.com or fax to (212) 667-6303, Canada: michelene.dougherty@cibc.ca; in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) and in the United States from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 877-822-4089, fax: 212-428-6260); or in Canada from Scotiabank, Equity Capital Markets (Tel: 1-416-862-5837), Scotia Plaza, 64th Floor, 40 King St. West, M5W 2X6, Toronto, Ontario, and, in the United States from Scotiabank, Equity Capital Markets (Tel: 1-212-225-6853), 250 Vesey Street, 24th Floor, New York, NY 10281.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This press release been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards for reporting reserves and resources, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Franco-Nevada in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein and in the Prospectus and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of Franco-Nevada’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see “Reconciliation to CIM Definitions” in Franco-Nevada’s annual information form dated as of March 25, 2015 for the financial year ended December 31, 2014, which is incorporated by reference herein.